UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of February 2015

Commission File No. 000-54189

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 17, 2015

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Akira Takeda
Name:	Akira Takeda
Title:	Chief Manager, General Affairs
Corporate Administration Division

English Translation of Excerpts from Quarterly Securities Report Filed in Japan

This document is an English translation of selected information included in the Quarterly Securities Report filed by Mitsubishi UFJ Financial Group, Inc. (“MUFG” or “we”) with the Kanto Local Financial Bureau, the Ministry of Finance of Japan, on February 16, 2015 (the “Quarterly Securities Report”).

The Quarterly Securities Report has been prepared and filed in Japan in accordance with applicable Japanese disclosure requirements as well as Japanese accounting standards. In addition, the Quarterly Securities Report is intended to update prior disclosures filed by MUFG in Japan and discusses selected recent developments in the context of those prior disclosures. Accordingly, the Quarterly Securities Report may not contain all of the information that is important to you. For a more complete discussion of the background to information provided in the Quarterly Securities Report disclosure, please see our annual report on Form 20-F for the fiscal year ended March 31, 2014, filed on July 18, 2014, and the other reports filed with or submitted to the U.S. Securities and Exchange Commission by MUFG.

Business Segment Information

Information on Ordinary Income (Losses) and Net Income (Losses) for Each Reporting Segment

Previous Year Third Quarter Financial Reporting Period (from April 1, 2013 to December 31, 2013)

						(in millions of yen)
	BTMU	MUTB	MUSHD	CFS	Others	Total	Adjustments	Consolidated
Ordinary Income
From Customers	2,544,874	469,105	409,157	336,631	53,111	3,812,880	—	3,812,880
From Internal Transactions	86,124	13,208	(4,517)	13,330	246,217	354,364	(354,364)	—
Total	2,630,999	482,313	404,640	349,962	299,329	4,167,244	(354,364)	3,812,880
Net Income	526,922	105,494	86,975	56,096	257,772	1,033,261	(247,839)	785,422

Notes:

1.     Ordinary income used in the above table is equivalent to revenues generally used by Japanese non-financial companies.

2.     “Others” includes MUFG and other companies.

3.     Adjustments on net income include elimination of inter-segment transactions of 269,619 million yen and 21,780 million yen of net profit representing the amounts that are not allocated among segments consisting of profits (losses) from investment in affiliates (equity method), amortization of goodwill and negative goodwill, tax expenses and minority interests.

4.     Net income for “Others” includes 243,594 million yen of dividends from MUFG’s subsidiaries and affiliates.

5.     Net income is adjusted from the net income in the consolidated profit and loss statements for the quarterly financial reporting period ended December 31, 2013.

6.     BTMU, MUTB, MUSHD and CFS represent The Bank of Tokyo-Mitsubishi UFJ, Ltd., Mitsubishi UFJ Trust and Banking Corporation, Mitsubishi UFJ Securities Holdings Co., Ltd., and MUFG’s consumer finance subsidiaries (*), respectively, on a consolidated basis.

(*) Consumer finance subsidiaries include Mitsubishi UFJ NICOS Co., Ltd. and ACOM CO., LTD.

Third Quarter Financial Reporting Period (from April 1, 2014 to December 31, 2014)

						(in millions of yen)
	BTMU	MUTB	MUSHD	CFS	Others	Total	Adjustments	Consolidated
Ordinary Income
From Customers	2,968,153	475,919	356,289	337,106	122,860	4,260,328	—	4,260,328
From Internal Transactions	40,356	18,164	23,816	24,732	408,355	515,425	(515,425)	—
Total	3,008,509	494,083	380,106	361,839	531,215	4,775,754	(515,425)	4,260,328
Net Income	645,324	123,292	41,855	45,595	489,499	1,345,568	(418,597)	926,971

Notes:

1.     Ordinary income used in the above table is equivalent to revenues generally used by Japanese non-financial companies.

2.     “Others” includes MUFG and other companies.

3.     Adjustments on net income include elimination of inter-segment transactions of 520,904 million yen and 102,307 million yen of net profit representing the amounts that are not allocated among segments consisting of profits (losses) from investment in affiliates (equity method), amortization of goodwill, tax expenses and minority interests.

4.     Net income for “Others” includes 464,313 million yen of dividends from MUFG’s subsidiaries and affiliates.

5.     Net income is adjusted from the net income in the consolidated profit and loss statements for the quarterly financial reporting period ended December 31, 2014.

6.     BTMU, MUTB, MUSHD and CFS represent The Bank of Tokyo-Mitsubishi UFJ, Ltd., Mitsubishi UFJ Trust and Banking Corporation, Mitsubishi UFJ Securities Holdings Co., Ltd., and MUFG’s consumer finance subsidiaries (*), respectively, on a consolidated basis.

(*) Consumer finance subsidiaries include Mitsubishi UFJ NICOS Co., Ltd. and ACOM CO., LTD.